SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA AGM Agenda

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its meeting on 3rd February 2004, has resolved:

A) to convene an Ordinary General Shareholders Meeting, which will be held in Bilbao, in the Palacio Euskalduna, on Abandoibarra Street no 4, on 27th February 2004, at 12.00 hours at first summons, and in the same place at the same time on 28th February 2004 at second summons, according to the following

AGENDA

ONE.- Examination and approval, where forthcoming, of the Annual Accounts (Balance Sheet, Income Statement and Annual Report) and Management Report for Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial Group. Application of earnings; dividend payout. Approval of corporate management. All with reference to the financial year closed 31st December 2003.

TWO.- Annulling the resolution passed by the Company’s Ordinary GSM of 9th March 2002 under agenda item Three, and acknowledging the Board of Directors’ partial exercise of this authorisation, conferral of authority on the Board of Directors, in compliance with article 153.1 b) of the Spanish Companies Act, to increase capital in one or more times to a maximum of 50% of the Company’s subscribed share capital paid up on the date of authorisation. The Board would be able to issue capital for the amount it decides, over a period of not more than five years. This may be done by increasing the nominal value of existing shares or by issuing new ordinary, privileged, redeemable or any other type of shares, as permitted by Law, with or without voting rights, and with or without preferential subscription rights. Should the issue be without preferential subscription rights, the shares shall be issued at their fair value, according to legal requirements. This is covered by the provisions of article 161.1 of the Spanish Companies Act. Also, to confer authority on the Board of Directors to amend article 5 of the Company’s Bylaws.

THREE.- Annulling, insofar as unused, the authorisation conferred at the Company General Shareholders Meeting of 9th March 2002 under item Four on its agenda, to authorise the Board of Directors to issue fixed-yield securities, of any class or kind, including swappable securities, not convertible into shares, to a maximum nominal sum of 71,750 million Euros.

FOUR.- Amendment of articles 24 “Proxy to attend the GSM”; 29 “Shareholders’ right to information”; 31 “Adoption of Resolutions”; 34 “Number and Election”; 35 “Requirements for Directors”; 37 “Vacancies”; 38 “Chairman and Secretary of the Board” and 45 “Creation and composition”; of the Company’s Bylaws.

FIVE.- Approval, where forthcoming, of the Regulations of the BBVA General Shareholders Meeting. Information to the GSM regarding the Regulations of the Board of Directors.

SIX.- Delegation of authority to request listing or de-listing of Banco Bilbao Vizcaya Argentaria, S.A. shares on foreign Securities Exchanges.

SEVEN.- Authorisation for the Company to acquire treasury stock directly or through Group companies, in accordance with Article 75 of the Consolidated Text of the Spanish Companies Act, establishing the limits to or requirements for these acquisitions, with express powers to reduce the Company’s share capital to write off treasury stock. To confer necessary authority to the Board of Directors to execute the resolutions passed by the GSM in this respect, annulling the authorisation conferred by the GSM held 1st March 2003.

EIGHT.- Re-election of the Auditors for the 2004 Accounts.

NINE.- Appointment, re-election, as applicable, of members of the Board of Directors.

TEN.- To place freely disposable reserves in a special fund to cover possible costs of extraordinary early retirement plans, to the amount and under the terms that the Bank of Spain may authorise at any time.

ELEVEN.- Conferral of authority to the Board of Directors, with powers of substitution, to formalise, correct, interpret and implement the resolutions adopted by the GSM.

ATTENDANCE:

The Meeting may be attended by holders of 500 or more shares lodged in the corresponding Ledger at least five days before the date on which the GSM is to be held. Holders of few shares may group together until they have at least the required number. They must apply for the corresponding Group Badge from any BBVA offices.

By virtue of article 106 of the Spanish Companies Law and article 24 of the Company Bylaws, representation at the GSM may be delegated to another shareholder using the following formula, printed on the attendance card:

“The shareholder to whom this card has been issued confers his/her representation for this GSM to the shareholder Mr/Ms                              with instructions to vote in favour of the proposals included on the agenda (see attached sheet) and any others that may be validly presented, in the manner proposed by the Board of Directors, unless otherwise indicated immediately below:

Should I send the proxy without designating a proxy shareholder, it shall be understood that I confer my representation to the Chairman of the GSM.

Should the proxy be subject to a conflict of interests in voting on any of the items submitted to the GSM, I authorise him/her to designate a third person to exercise my representation.”

RIGHT TO INFORMATION:

Likewise, once the GSM has been called, in compliance with the Spanish Companies Act, Shareholders may find, at the BBVA registered offices in Bilbao, Plaza de San Nicolás 4, the Annual Accounts and Management Reports that will be submitted to GSM approval, along with the Auditors’ Reports on the individual and consolidated Accounts. Shareholders may also find the full text of the amendments to the Bylaws being proposed, and the reports from the directors and auditors required to adopt resolutions included on the agenda that require such information. Shareholders may request all the above-mentioned documents be delivered or sent to them immediately and at no charge.

The documents related to the GSM may also be found on the company’s Website at the following internet address: www.bbva.com

NOTARY FOR THE GENERAL SHAREHOLDERS MEETING:

The Board of Directors has resolved to require the presence of a Notary Public to take the minutes of the GSM, in accordance with article 114 of the Spanish Companies Act, in relation to article 101 of the Mercantile Registry Regulations.

N.B.:

THE GENERAL SHAREHOLDERS MEETING WILL FORESEEABLY BE HELD AT SECOND SUMMONS ON 28TH FEBRUARY 2004 AT THE TIME AND PLACE SHOWN, UNLESS THE SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS.

B) agreed to recommend that the next General Meeting appoint José Antonio Fernández Rivero and Carlos Loring Martínez as new directors. José Antonio Fernández Rivero will join the board as an external director and Carlos Loring Martínez as an independent director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	February, 9th 2004	By:	/s/ Javier MALAGON NAVAS

			Name:	Javier MALAGON NAVAS
			Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.